

HAYWOOD SECURITIES (USA) INC

(A Wholly Owned Subsidiary of Haywood Securities Inc.)

STATEMENT OF FINANCIAL CONDITION

(IN U.S. DOLLARS)

September 30, 2024

Statement of Financial Condition and Supplementary Report Of Independent
Registered Public Accounting Firm



Doane Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Haywood Securities (USA) Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Haywood Securities (USA) Inc. (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2022.

Doane Grant Thornton LLP

Vancouver, Canada
November 25, 2024

Chartered Professional Accountants

STATEMENT OF FINANCIAL CONDITION

As of September 30

(expressed in U.S. dollars)	**2024**
	$
ASSETS	
Cash	4,134,598
Cash segregated under federal and other regulations *[note 5]*	55,391,050
Accounts receivable	98,328
Prepaid expenses	36,524
Income taxes recoverable	104,078
Due from customers *[note 6]*	16,380
Due from brokers/dealers *[note 12]*	150,249
Total assets	59,931,207
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	281,234
Due to customers *[note 6]*	51,764,021
Due to Haywood Securities Inc., without interest or stated terms of repayment	30,828
Deferred tax liabilities *[note 8]*	186
Subordinated loan *[note 9]*	2,256,666
Total liabilities	54,332,935
Stockholder's equity	
Common stock *[note 7]*	100
Retained earnings	5,598,172
Total stockholder's equity	5,598,272
Total liabilities and stockholder's equity	59,931,207

See Accompanying Notes to the Financial Statements

_____

Director



NOTES TO FINANCIAL STATEMENT
September 30, 2024
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (USA) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company was incorporated under the laws of British Columbia, Canada on September 20, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc. ["HSI"], a Canadian company regulated by the Canadian Investment Regulatory Organization ["CIRO"].

The Company's primary source of business is generating commission income relating to securities trade execution for U.S. resident clients. The Company self-clears all retail and institutional businesses directly.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ["US GAAP"]. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis. The Company accounts for credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 326, Financial Instruments – Credit Losses ["FASB ASC 326"]. FASB ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. During the year ended September 30, 2024, the Company has no expected credit losses over the contractual term of its financial assets.

Use of estimates

The preparation of this financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.



Foreign currency translation

The functional currency of the Company is the U.S. dollar which is also the reporting currency of the Company. Monetary asset and liability accounts denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the financial statement and reporting date.

Income taxes

Accruals for income tax liabilities require management to make estimates and judgments with respect to the ultimate outcome of tax filings and assessments. Actual results could vary from these estimates. The Company operates within different tax jurisdictions and is subject to individual assessments by these jurisdictions. Tax filings can involve complex issues, which may require an extended period of time to resolve in the event of a dispute or reassessment by tax authorities. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and the level of future taxable profit.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective tax jurisdictions in which it operates. The amount of such provisions is based on various factors, such as the Company's experience of previous tax audits.

The Company provides for income taxes and the related accounts under the asset and liability method.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statement is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.



Fair value measurements

["FASB ASC 820"], *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As at September 30, 2024, the valuation of the Company's financial assets and liabilities recorded at fair value meet the definition of Level 1 inputs.

3. ADOPTION AND FUTURE CHANGES IN ACCOUNTING POLICIES

There were no new accounting policies adopted for the year ended September 30, 2024. There were also no new standards issued, which may reasonably be expected to materially impact the Company's financial statements, but which were not yet effective as of September 30, 2024.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash segregated under federal and other regulations, accounts receivable, amounts due to/from customers, amounts due from broker/dealers, amounts due to HSI, subordinated loan, credit facility, and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company places its cash balances at financial institutions where such balances may, at times, be in excess of federally and Canadian deposit



insured limits. At September 30, 2024, the Company's balances exceeded the Federal Deposit Insurance Corporation's ["FDIC"] insured limits by $49,460,679 and exceeded the Canada Deposit Insurance Corporation's ["CDIC"] insured limits by $9,449,204. As per SEC Rule 15c3-3 client funds are protected in a reserve bank account, please see Note 5 of the financial statements.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

As at September 30, 2024, the maximum exposure to credit risk relating to cash, cash segregated under federal and other regulations, amounts due from customers, amounts due from broker/dealers, and accounts receivable without consideration of collateral is represented by the carrying values on the Company's statement of financial condition.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operational growth.

The Company holds its cash with a number of highly rated financial institutions. All of the cash are readily available. Balances due from customers are secured by readily marketable securities and are reviewed daily for impairment in value and collectability.

As the Company's subordinated loan agreement is with its parent company and requires prior approval from FINRA before it is repaid, the timing of any impacts on the Company's liquidity is not determinable.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company incurs interest rate risk on its own cash.



Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in a loss. The Company's primary foreign exchange risk results from pending settlements in foreign currencies and cash balances denominated in foreign currencies. The Company minimizes its exposure to foreign exchange risk through daily monitoring.

The following table summarizes the effects on net income as a result of a 5% change in the value of the Canadian dollar, which is the only foreign currency where the Company has significant exposure. The analysis assumes all other variables remain constant.

Currency	Effect of a 5% appreciation in foreign exchange rate $	Effect of a 5% depreciation in foreign exchange rate $
Canadian dollar	12,989	(12,989)

5. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash on deposit of $55,391,050 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC, which ensures that the broker-dealer has set aside sufficient funds to facilitate self-liquidation and to satisfy customer claims in the event that the broker-dealer fails. These funds cannot be used in the ordinary operations of the business.

6. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Amounts due to and from customers include amounts due on settled cash transactions, customer deposits, and customer free credits.

7. COMMON STOCK

	2024 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares at par value	100



[Expressed in U.S. dollars]

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At September 30, 2024, deferred tax liability of $186 is recognized on taxable temporary differences relating to the timing of revenue recognition for tax purposes.

The Company files income tax returns in the Canadian jurisdiction. The Company is no longer subject to Federal or Provincial examinations by tax authorities for years before 2018. The Company does not have any unrecognized tax assets as at September 30, 2024.

9. SUBORDINATED LOAN

On December 1, 2022, FINRA approved a USD $2 million subordinated loan agreement between the Company and the Company's parent, HSI, effective December 1, 2022. The subordinated loan bears interest of 7% per annum and may not be repaid without prior approval from FINRA. Interest is accrued and applied to the loan value. As at September 30, 2024, total subordinated loan balance is $2,256,666.

The Company has considered the prepayment option within the subordinated loan agreement as to whether it should be accounted for separately from the host contract and concluded that the prepayment option was clearly and closely related to the host contract and was therefore not accounted for separately.

10. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the SEC ["Rule 15c3-1"]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. At September 30, 2024, the Company had net capital of $7,587,282, an excess of $7,337,282 over the minimum requirements, and a percentage of aggregate indebtedness to net capital of 6.09%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.

11. CREDIT FACILITY

On September 4, 2024, the Company entered into a credit facility agreement with Bank of Montreal, providing the Company with a total credit of $20,000,000. The credit limit consists of 2 tranches: (1) a committed revolving credit line of $5,000,000 with a commitment fee @ 0.5% per annum and (2) an uncommitted credit of $15,000,000. The credit facility also has an annual fee @ 0.25% per



[Expressed in U.S. dollars]

annum of the credit limit at such time and must be solely used to finance withdrawals from a Reserve Account in order to satisfy reserve requirements under SEC ["Rule 15c3-3"] and for no other purpose. Any outstanding principal balance shall bear interest at the rate per annum equal to the Overnight Base Rate as in effect from time to time *plus* 2.25% per annum, or, if made by way of overdraft, at the rate per annum equal to the U.S. Base Rate *minus* 1.50%. As at September 30, 2024, the Company has no outstanding withdrawn amount from the credit facility.

12. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in this financial statement are as follows:

At September 30, 2024, amounts due to/from brokers/dealers represent amounts due to/from HSI for failed settlements on trades executed in the normal course of business.

13. CONTINGENCIES AND COMMITMENTS

As at September 30, 2024, the Company has no contingencies nor provisions recorded.

14. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2024 through to November 25, 2024, that being the date the financial statements were available to be issued. No issues or transactions have occurred in that period that would require recognition or disclosure in this financial statement of the Company.